Exhibit 99.2

GMEX Robotics Corporation

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six-month periods ended

December 31, 2025 and 2024

GMEX ROBOTICS CORPORATION

FOR THE SIX-MONTH PERIODS ENDED DECEMBER 31, 2024 AND 2023

F-1

GMEX ROBOTICS CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2025	2025
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$8,796,111	$2,890,822
Accounts receivable, net	338,023	242,079
Inventory, at cost	2,836,261	3,042,629
Note receivable	2,500,000	2,500,000
Deposits and prepaids	629,122	313,979
Prepaid offering costs	300,000	600,000
Total current assets	15,399,517	9,589,509

Property and equipment, net	17,846	20,122
Operating right of use asset, net	151,619	287,322
Investment	1,400	-
Intangible assets – digital assets	50,672,418	-
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$67,741,356	$11,395,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,555,093	$1,326,988
Dividend payable	1,038,027	-
Deferred revenue	318,700	335,956
Income tax payable	76,933	196,587
Due to related parties	16,441	15,283
Current portion of operating lease liability	153,362	286,378
Total current liabilities	3,158,556	2,161,192

Accrued employee benefits, non-current	37,127	32,177
Convertible notes, net	51,028,839	-
Operating lease liability, less current portion	-	12,182
Total liabilities	54,224,522	2,205,551

Commitments and contingencies (Note 10)

Stockholders’ equity:
Class A Common stock, $0.0128 par value; 154,237,500 shares authorized, 1,397,551 and 113,911 Class A shares issued and outstanding at December 31, 2025 and June 30, 2025, respectively	17,889	2,102
Class B Common stock, $0.0032 par; 8,050,000 shares authorized, 201,250 Class B shares issued and outstanding at December 31, 2025 and 201,250 shares issued at June 30, 2025.	644	-
Additional paid-in capital	34,084,318	19,874,591
Accumulated other comprehensive loss	(39,266)	(10,219)
Accumulated deficit	(20,546,751)	(10,676,516)
Total stockholders’ equity	13,516,834	9,189,958
Total liabilities and stockholders’ equity	$67,741,356	$11,395,509

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

GMEX ROBOTICS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six-month period ended
	December 31,	December 31,
	2025	2024
Revenues:
Merchandise revenues	$2,730,597	$2,647,039
Total revenues	2,730,597	2,647,039

Cost of goods sold	1,682,237	1,632,280

Gross profit	1,048,360	1,014,759

Operating expenses
Personnel expenses	670,783	578,649
Consulting fees	2,934,611	574,659
General and administrative expenses	1,114,264	680,818
Sales and marketing expenses	253,704	209,118
Amortization of operating right of use asset	137,557	138,728
Depreciation expenses	2,530	5,195
Total operating expenses	5,113,449	2,187,167

Loss from operations	(4,065,089)	(1,172,408)

Other income (expenses):
IPO related-expenses	(300,000)	(300,000)
Unrealized gain from marketable securities	-	77,681
Other income, net	985	-
Unrealized loss on change in fair value of digital assets	(4,654,481)	-
Amortization of debt discount	(263,315)	-
Interest income	85,699	129,292
Interest expense	(674,034)	(74,256)
Total net other expenses, net	(5,805,146)	(167,283)

Loss before taxes	(9,870,235)	(1,339,691)

Income tax expense	-	340,351

Net loss	(9,870,235)	(1,680,042)
Foreign currency adjustment	(29,047)	70,386
Comprehensive loss	$(9,899,282)	$(1,609,656)

Basic and diluted net loss per share	$(16.99)	$(5.45)

Weighted average shares outstanding - basic and diluted	580,861	308,151

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

GMEX ROBOTICS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2025

(UNAUDITED)

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Balance June 30, 2025	315,161	$2,102	-	$-	$19,874,591	$(10,219)	$(10,676,516)	$9,189,958

Share issued for conversion of notes payable	1,110,713	14,217	-	-	11,980,107	-	-	11,994,324

Share issued for cash	136,746	1,751	-	-	1,923,447	-	-	1,925,198

Shares issued for services	36,181	463	-	-	1,344,200	-	-	1,344,663

Dividend declared	-	-	-	-	(1,038,027)	-	-	(1,038,027)

Foreign currency translation adjustment	-	-	-	-	-	(29,047)	-	(29,047)

Net loss	-	-	-	-	-	-	(9,870,235)	(9,870,235)

Balance December 31, 2025	1,598,801	$18,533	-	$-	$34,084,318	$(39,266)	$(20,546,751)	$13,516,834

GMEX ROBOTICS CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIOD ENDED DECEMBER 31, 2024

(UNAUDITED)

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Balance June 30, 2024	308,151	$2,012	-	$-	$19,014,389	$(13,737)	$(9,993,792)	$9,008,872

Foreign currency translation adjustment	-	-	-	-	-	70,386	-	70,386

Net loss	-	-	-	-	-	-	(1,680,042)	(1,680,042)

Balance December 31, 2024	308,151	$2,012	-	$-	$19,014,389	$56,649	$(11,673,834)	$7,399,216

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

GMEX ROBOTICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six-month period ended
	December 31,	December 31,
	2025	2024
Cash Flows from Operating Activities
Net loss	$(9,870,235)	$(1,680,042)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	2,530	5,195
Amortization of right of use asset	137,557	138,728
Unrealized gain on investments	-	(77,681)
Unrealized loss on digital assets	4,654,481	-
Share based compensation	1,344,663	-
Amortization of debt discount	263,315	-
Changes in operating assets and liabilities
Accounts receivable	(98,052)	(93,713)
Inventory	206,368	(658,057)
Capital Receivables of Convertible Notes	-	1,472,000
Deposits and prepaids	(315,143)	(80,911)
Prepaid offering costs	300,000	300,000
Deferred tax asset	-	342,122
Accounts payable and accrued expenses	211,316	(344,392)
Deferred revenue	(17,256)	189,909
Income tax payable	(119,654)	(120,295)
Operating lease liability	(145,198)	(137,926)
Accrued employee benefits	4,950	1,106
Net cash from operating activities	(3,440,358)	(743,957)

Cash Flows from Investing Activities
Investment in digital assets	(58,485,000)	-
Proceeds from sales of digital assets	3,158,101	-
Investment in a company	(1,400)	-
Net cash from investing activities	(55,328,299)	-

Cash Flows from Financing Activities
Net activity on due to related parties	(151)	(26,640)
Funds raised in convertible notes	63,700,000	-
Debt issuance costs	(978,214)	-
Funds raised in new shares issue	1,925,198	-
Funds raised in note payables, net	56,160	503,052
Net cash from financing activities	64,702,993	476,412

Foreign currency adjustment	(29,047)	70,386

Change in cash and cash equivalents	5,905,289	(197,159)

Cash and cash equivalents at beginning of period	2,890,822	939,014

Cash and cash equivalents at end of period	$8,796,111	$741,855

Supplemental Cash Flow Information
Cash paid for interest	$43,651	$27,615
Cash paid for income taxes	$123,100	$83,284

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

GMEX ROBOTICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(UNAUDITED)

	For the six-month period ended
	December 31,
	2025	2024
Non-Cash Investing and Financing Activities
Share issued for conversion of note payable	$11,994,324	$-

F-6

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Organization and principal activities

GMEX Robotics Corporation (the “Company”) was incorporated in the Cayman Islands on April 11, 2022 under the Companies Act as an exempted company with limited liability, and on March 5, 2026, the Company has completed its redomiciliation from the Cayman Islands to the British Virgin Islands as a BVI business company (the “BVI Company”). The redomiciliation was approved by the shareholders of the Company at the Company’s extraordinary general meeting of shareholders on December 12, 2025. In addition, on March 11, 2026, the Company rebranded its company name from Fitell Corporation to GMEX Robotics. The rebrand reflects a deliberate strategic evolution of the Company’s mission, extending its consumer-first foundation beyond fitness equipment e-commerce into the design and deployment of AI-powered robotics and intelligent consumer technologies.

The Company conducts its primary operations of selling gym and fitness equipment in Australia through its indirectly held, wholly owned subsidiaries that are incorporated and domiciled in Australia, namely GD Wellness Pty Ltd (“GD”). The Company holds GD via a wholly owned subsidiary, named KMAS Capital and Investment Pty Ltd (“KMAS”) which was incorporated and is domiciled in Australia.

Details of the Company and its subsidiaries are set out in the table as follows:

		Percentage of effective ownership		Place of incorporation
Name	Date of incorporation	December 31, 2025	June 30, 2025	or latest redomestication	Principal activities
GMEX Robotics Corporation (formerly known as Fitell Corporation)	April 11, 2022	Parent	Parent	BVI	Investment holdings
KMAS Capital and Investment Pty Ltd	July 26, 2016	100%	100%	Australia	Investment holdings
GD Wellness Pty Ltd	July 22, 2005	100%	100%	Australia	Sales of gym and fitness equipment

F-7

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

2. Summary of significant accounting policies

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). The accompany unaudited interim consolidated financial statements have been prepared using the accrual basis of accounting in accordance with US GAAP and presented in US dollars. The year end is June 30. In the opinion of management, all adjustments consists of normal recurring adjustments necessary for a fair presentation of financial position and the results of operations for the interim period presented have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year, or for any future periods.

Basic of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Significant accounting estimates and assumptions are as follows:

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which losses can be used in the future. Additionally, the Group recognizes deferred taxes based on temporary differences determined from the tax base and the carrying amount of certain assets and liabilities, using the rates in force. Management’s significant professional judgment is required to determine the deferred income and social contribution tax assets to be recognized based on reasonable timing and future taxable profit level jointly with future tax planning strategies.

The Company regularly assesses the impairment indicators of goodwill and intangible assets with indefinite useful lives. Determination of the recoverable amount of the cash-generating unit to which goodwill was attributed also includes the use of estimates and requires significant judgment by management.

The Company assesses the aggregate relative fair values of the warrants by using the Black-Scholes model, which to some extent, also requires judgement by management.

Revenue Recognition

The Company generates it main income source from the sales of merchandise, which includes the sales of various gym equipment and fitness products. It recognizes this merchandise revenue in accordance with Accounting Standards Update (“ASU”) 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon shipment. The Company offers refunds, repairs and replacements in accordance with the Australian Consumer Law. The Company also provides warranties up to 12 months for home grade and light commercial customers, and up to 10 years for Commercial customers. The Company recognized the estimated sales discount and returns against its revenues in the same period as the original sales transaction.

The Company also occasionally sells various consumable products. These products include, but are not limited to, coffee and nutritional supplement products. Similar to the aforesaid merchandise revenue, it also recognizes the revenue in accordance with Topic 606 upon shipment. If the Company provided a sales discount or allowed sales returns, it is recognized against its revenues in the same period as the original sales transaction.

F-8

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Stock-based Compensation

The Company records stock-based compensation in accordance with the provisions of the Accounting Standards Codification (“ASC”) 718, “Accounting for Stock Compensation,” which establishes accounting standards for the transaction in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC 718, the Company recognizes an expense for the fair value of its stock awards at the time of the grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. During the six-month periods ended December 31, 2025 and 2024, the Company has issued 36,181 and nil shares for services, respectively, and the value of those shares were determined at the prevailing market prices at the time of issuing.

Customer Loyalty program

For certain sales transactions, the Company offers loyalty points to its customer based on the dollar value of the transaction which gives the customer the option to acquire additional goods or services at a price that is lower than its stand-alone selling price. In accordance with Topic 606, the Company evaluates whether these loyalty points constitute separate performance obligations and the need to allocate the transaction price between revenue and performance obligation. As of December 31, 2025 and June 30, 2025, the Company does not believe that any separate performance obligation under the loyalty program is material.

Deferred Revenue

The Company recognized the deposits received from its customers as deferred revenue if the goods or service is not delivered. It would be recognized as revenue after the goods or service is delivered. During the six-month periods ended December 31, 2025 and 2024, a total of $318,700 and $209,100, respectively, of deferred revenue was recognized into Merchandise revenue respectively. As of December 31, 2025 and June 30, 2025, a total of $318,700 and $335,956, respectively, of revenue has been deferred to be recognized in future periods as merchandise revenue.

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities, are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

F-9

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Digital assets

Since September 2025, the Company has begun investing in digital assets. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheet at fair value. As of December 31, 2025, the Company held $3,836,078 of cryptocurrencies as the collateral of the Series Note A, and $45,314,805 of stablecoins as the collateral of the Series Note C. These collaterals are being held in a BitGo account which are owned by Company, and jointly-controlled   by the Company and the note holders of the Series Note A and Series Note B. As of December 31, 2025, the Company also held $1,521,535 of stablecoins, which were owned and completely controlled by the Company, for diversification of corporate treasury strategies and maximize returns on cash balances.

The Company determines and records the fair value of their digital assets in accordance with ASC Topic 820, “Fair Value Measurement”, based on quoted prices on the active exchange(s) that they have determined is the principal market for such assets (Level 1 inputs). The Company determines the cost basis of their digital assets using the cost at the time of acquisition of each unit received. Realized and unrealized gains and losses are recorded in the Company’s consolidated statements of operations and comprehensive loss.

The Company accounts for its digital assets, which are comprised of cryptocurrencies and stablecoins, as indefinite-lived intangible assets. The Company’s digital assets are initially recorded at cost. Under the adoption of ASU 2023-08 on July 1, 2025, cryptocurrencies and stablecoins are measured at fair value as of each reporting period. The Company determines the fair value of its bitcoin based on quoted (unadjusted) prices on the BitGo, the exchange that the Company has determined is its principal market for cryptocurrencies and stablecoins (Level 1 inputs). Changes in fair value are recognized as incurred in the Company’s consolidated statements of operations and comprehensive loss.

Marketable Securities

The Company accounts for investments in marketable securities in accordance with ASC Topic 825, Financial Instruments. The investments held by the Company during the six-month period ended December 31, 2024, are treated as trading securities with the realized or unrealized gains and losses reflected in Other income/(expense) on the consolidated statements of operations and comprehensive loss. During the six-month periods ended December 31, 2025 and 2024, the Company recorded an unrealized loss on investments in marketable securities of nil and $77,681, respectively. All of these marketable securities were sold before the end of the fiscal year June 30, 2025.

Marketable securities are stated at fair value in accordance with ASC Topic 321, Investments- Equity Securities. Any changes in the fair value of the Company’s marketable securities are included in net income (loss) under the caption of Unrealized gain (loss) from marketable securities. The market value of the securities is determined using prices as reflected on an established market, using Level 1 fair value inputs. Realized and unrealized gains and losses are determined on an average cost basis. The marketable securities are in investment in shares of a publicly traded security which is traded on the Hong Kong exchange. The investments in marketable securities totals nil and nil as of December 31, 2025 and June 30, 2025, respectively.

Advertising and Promotion

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred. The Company has $253,704 and $209,118 in advertising expenses for the six-month periods ended December 31, 2025 and 2024, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. The Company’s federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the consolidated financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounts Receivable

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Account balances deemed to be uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2025 and June 30, 2025, the Company has considered that no allowance for doubtful receivable accounts is necessary.

Inventory

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Stock in transit is stated at the lower of cost and net realizable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The Company records an allowance for potentially excess and obsolete inventory based upon recent sales history, the quantity of inventory on-hand, and a forecast of potential use of the inventory. The Company periodically reviews inventory to identify excess quantities and part numbers that are experiencing a reduction in demand. Any part numbers with quantities identified during this process are reserved for at rates based upon management’s judgment, historical rates, and consideration of possible scrap and liquidation values which may be as high as 100% of cost if no liquidation market exists for the part. During the six-month period ended December 31, 2025, there was a one-off stock allowance expense related to some slow-moving consignment stock of $227,087, included in the General and administrative expenses on the consolidated statements of operations and comprehensive loss. No corresponding stock expense allowance was recognized in the six-month period ended December 31, 2024.

F-10

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note Receivable

On August 2, 2023, the Company entered into a loan agreement with an independent third party (“Borrower”), in which, the Company has lent $2,500,000 to the Borrower, with a loan period of 36 months, and at an annualized interest of 6.8%. The first eight months were interest-free. For the six-month periods ended December 31, 2025 and 2024, the interest income attributed to the Note Receivable were $85,202 and $127,539, respectively. As of December 31, 2025 and June 30, 2025, interest receivable attributed to the Note Receivable of $297,500 and $212,500, respectively were included in the account receivables, net on the consolidated balance sheets.

Property and Equipment

Property and equipment is stated at cost, net of depreciation. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Depreciation expense totaled $2,530 and $5,195 for the six-month periods ended December 31, 2025 and 2024, respectively.

Impairment Policy of Long-Lived Assets

Potential impairments of long lived assets are reviewed when events or changes in circumstances indicate a potential impairment may exist. In accordance with ASC Subtopic 360-10, “Property, Plant and Equipment – Overall”, impairment is determined when estimated future undiscounted cash flows associated with an asset are less than asset’s carrying value.

Intangible Assets

The Company’s intangible assets consist of brand names and goodwill. At December 31, 2025 and June 30, 2025, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052, respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the six-month period ended December 31, 2025 and the fiscal year ended June 30, 2025.

Net Income (Loss) Per Common Share

The Company computes income per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported. For the six-month periods ended December 31, 2025 and 2024, the calculation is also reflective of the effects of the 1-for-16 share consolidation which was effective on September 23, 2025 and the 1-for-8 share class A shares consolidation and 1-for-2 share class B shares which were effective on January 8, 2026.

Comprehensive Income (loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. The component of comprehensive loss totaling $29,047 and comprehensive gain totaling $70,386 for the six-month periods ended December 31, 2025 and 2024, respectively, related to foreign currency translation adjustment.

Foreign Currencies

The Company determined that its functional currency is the Australian dollar since the Australian dollar is the currency of the environment in which the Company primarily generates and expends cash; however, the Company’s reporting currency is the U.S. dollar. Foreign currency transaction gains and losses represent gains and losses resulting from transactions entered into in a currency other than the functional currency of the Company. These transaction gains and losses, if any, are included in results of operations.

F-11

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Leases

The Company accounts for leases in accordance with ASC Topic 842, Lease. Operating lease right-of-use assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is presented on the consolidated statements of operations and comprehensive loss.

As permitted under ASC Topic 842, the Company has made an accounting policy election not to apply the lease recognition provision to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term. The Company did not have any short-term leases at December 31, 2025 and June 30, 2025.

Convertible notes

The Company accounts for convertible notes deemed conventional and conversion options embedded in non-conventional convertible notes which qualify as equity under ASU No. 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including certain convertible instruments and contracts on an entity’s own equity. ASU 2020-06 removes the separation models required for convertible debt with cash conversion features and convertible instruments with beneficial conversion features. It also removes certain settlement conditions that were required for equity for equity contracts to qualify for the derivative scope exception and simplifies the diluted earnings per share calculation for convertible instruments. Accordingly, the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt.

Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the three identified reportable segments. The Company’s business includes only one segment, which is the trading of Gym Equipment.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires all public entities, including public entities with a single reportable segment, to expand disclosures, on an annual and interim basis, about reporting segments and requires more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker users reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is to be applied retrospectively to all prior periods presented in the financial statements with an effective date for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of ASU 2023-07 had no impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires enhanced income tax disclosures, including specific categories and disaggregation of information in the effective tax rate reconciliation, disaggregation information related to income taxes paid, income or loss from continuing operations before income tax expenses or benefit, and income tax expense or benefit from continuing operations. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company has adopted this pronouncement on its related disclosures for the six-month period ended December 31, 2025, which did not have a material impact.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the consolidated financial statements, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

F-12

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Going Concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue trading, realize its assets and discharge its liabilities in the ordinary course of business for a period of at least 12 months from the date that these consolidated financial statements are approved.

The Directors note that:

●	The Company made a loss of $9,870,235 from its continuing operations for the six-month period ended December 31, 2025;

●	The Company held cash and cash equivalents of $8,796,111 as at December 31, 2025;

●	The Company incurred a net cash outflow from operating activities of $3,440,358 for the six-month period ended December 31, 2025;

In assessing the appropriateness of using the going concern assumption, the Directors have noted:

●	There are reasonable grounds to believe that the Company will be able to continue as a going concern as the Directors are satisfied that the Company will be able to either secure additional working capital as required through raising additional capital or reducing the Company’s discretionary spending;

●	Accordingly, the directors consider it appropriate to prepare the consolidated financial statements on a going concern basis.

Whilst the Directors remain confident in the Company’s ability to access further working capital through debt, equity or asset sales if required, there remains material uncertainty as to whether the Company will continue as a going concern.

Had the going concern basis not been used, adjustments would need to be made relating to the recoverability and classification of certain assets, and the classification and measurement of certain liabilities to reflect the fact that the Company may be required to realize its assets and settle its liabilities other than in the ordinary course of business, and at amounts different from those stated in the consolidated financial statements.

Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, the Companies evaluated subsequent events through the date the consolidated financial statements were available for issue.

F-13

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

3. Segments of operations

The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit (loss) and operating loss by the two identified reportable segments.

The Company’s reportable segments consist of only one segment which is the Gym Equipment segment. Operating loss for the segment includes revenues from third parties, cost of goods sold and operating expenses directly attributable to the segment.

The accounting policies of the segment is the same as those described in Note 2, “Summary of Significant Accounting Policies.”

	For the six-month period ended December 31, 2025
	Gym Equipment	Total

Revenue	$2,730,597	$2,730,597
Cost of Goods Sold	1,682,237	1,682,237
Segment Gross Profit	(1,048,360)	(1,048,360)

Loss before taxes	$9,870,235	$9,870,235

Supplemental Segment Information:
Amortization of operating right of use asset	137,557	137,557
Depreciation expenses	2,530	2,530
IPO related-expenses	300,000	300,000
Unrealized loss on digital assets	4,654,481	4,654,481
Amortization of debt discount	263,315	263,315
Unrealized gain from marketable securities	-	-
Interest income	85,699	85,699
Interest expense	674,034	674,034

Total Assets	$67,741,356	$67,741,356

	For the six-month period ended December 31, 2024
	Gym Equipment	Total

Revenue	$2,647,039	$2,647,039
Cost of Goods Sold	1,632,280	1,632,280
Segment Gross Profit	(1,014,759)	(1,014,759)

Loss before taxes	$1,339,691	$1,339,691

Supplemental Segment Information:
Amortization of operating right of use asset	138,728	138,728
Depreciation expenses	5,195	5,195
IPO related-expenses	300,000	300,000
Unrealized gain from marketable securities	77,681	77,681
Interest income	129,292	129,292
Interest expense	74,256	74,256

Total Assets	$9,912,795	$9,912,795

F-14

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

3.	Segments of operations (continued)

	For the fiscal year ended June 30, 2025
	Gym Equipment	Total

Revenue	$5,200,138	$5,200,138
Cost of Goods Sold	3,157,996	3,157,996
Segment Gross Profit	2,042,142	2,042,142

Loss before taxes	$(349,227)	$(349,227)

Supplemental Segment Information:
Operating lease expense	303,869	303,869
Depreciation expense	9,467	9,467
Change in fair value of warrants	2,024,942	2,024,942
Loss on extinguishment of warrants	(285,346)	(285,346)
IPO related-expenses	600,000	600,000

Realized gain on investments	50,675	50,675
Interest income	215,586	215,586
Interest expense	114,006	114,006

Total Assets	$11,395,509	$11,395,509

4. Digital assets

The table below summarizes the digital assets shown on the Company’s consolidated balance sheets as of December 31, 2025:

Digital assets	Quantity	Cost Basis	Carrying Value	Gain (loss) on change in fair value
Stablecoins – Frax USD	45,326,988	$45,326,900	$46,836,341	$1,509,441
Cryptocurrencies – Solana	27,516	$8,488,556	$399,654	$(8,088,902)
Cryptocurrencies – Pump	216,849,817	$1,511,443	$3,436,423	$1,924,980
Total	262,204,321	$55,326,899	$50,672,418	$(4,654,481)

The table below shows the quoted prices for each digital asset on the active exchange as of December 31, 2025:

Digital assets	Market Price
Stablecoins – Frax USD	$0.9996
Cryptocurrencies – Solana	$124.89
Cryptocurrencies – Pump	$0.001843

Two digital currency wallets under the custody of BitGo with fair value of $3,836,078 and $45,314,805, respectively, as of December 31, 2025, were held as collateral for the Series A and Series C convertible notes issued, which totalled $49,150,833.

F-15

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5. Stockholder’s equity

On April 9, 2025, The Company held an extraordinary general meeting of shareholders (the “EGM”), during which the shareholders, among others, approved to (i) amend and reclassify the authorized share capital with effect on April 15, 2025 by (a) redesignating and reclassifying 493,560,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) as 493,560,000 class A ordinary shares of par value US$0.0001 each, where the rights of the existing ordinary shares shall be the same as such class A ordinary shares and (b) cancelling 6,440,000 authorized but unissued ordinary shares of par value of US$0.0001 each and creating a new class of shares comprising of 6,440,000 class B ordinary shares of par value US$0.0001 each, which will be entitled to thirty (30) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into 493,560,000 class A ordinary shares of a par value of US$0.0001 each and 6,440,000 class B ordinary shares of a par value of US$0.0001 each;

(ii) adopt the second amended and restated memorandum and articles of association of the Company reflecting such amended authorized share capital;

(iii) undertake a share consolidation whereby every 16 class A ordinary shares with par value of $0.0001 each be consolidated into 1 class A ordinary share $0.0016 par value each (the “Class A Ordinary Shares”) and every 16 class B ordinary shares with par value of $0.0001 each be consolidated into 1 class B ordinary share $0.0016 par value each, with effect from the effective date to be determined by the Board (the “Share Consolidation”), with such consolidated class A ordinary shares and class B ordinary shares (as the case may be) shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to nominal value) as the then existing class A ordinary shares and class B ordinary shares (as the case may be) and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation will not be issued to the shareholders and instead any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number, such that the authorized share capital of the Company shall become US$50,000 divided into 30,847,500 class A ordinary shares of a par value of US$0.0016 each and 402,500 class B ordinary shares of a par value of US$0.0016 each; and

(iv) amend the authorized share capital clause of the second amended and restated memorandum and articles of association reflecting the Share Consolidation. The Share Consolidation became effective on September 23, 2025. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares.

The Company executed a 1-for-16 reverse split on Class A ordinary shares effective September 23, 2025, with par value change from $0.0001 to $0.0016. The Company executed a 1-for-8 reverse split on Class A shares (par to $0.0128) and 1-for-2 on Class B shares (par to $0.0032) effective January 8, 2026. This resulted in the reduction of issued Class A shares from 14,580,597 to 113,911 shares and Class B from 6,440,000 to 201,250, as of June 30, 2025 retrospectively, which totalled 315,161 shares for both Class A and Class B together as of June 30, 2025 retrospectively.

The Reverse Stock Split did not change the total number of authorized shares of Common Stock. As a result, unless otherwise indicated, all references to common stock, share data, per-share data, and related information have been retroactively adjusted, where applicable in the unaudited consolidated financial statements and notes, to reflect the reverse stock split of the Company’s common stock as if the split had occurred at the beginning of the earliest period presented.

On September 19, 2025, the Company adopted an equity incentive plan (the “2025 Plan”) to promote the success of the Company and to enhance shareholders’ value by providing additional means, through the grant of awards, to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Company’s shareholders. Pursuant to the 2025 Plan, up to 37,500 class A ordinary shares of a par value of US$0.0128 per share of the Company (the “Class A Ordinary Shares”) may be issued.

On December 26, 2025, the Company announced that its board had declared an interim cash dividend of $0.10 per share. In connection with that dividend, holders of 800,132 shares waived their rights to participate in the distribution. Accordingly, the total cash dividend paid was reduced by $80,013 relative to the amount that otherwise would have been payable on those shares. Payment of the interim dividend was made on January 13, 2026, for the six-month period ended December 31, 2025.

On December 17, 2025, the Company repurchased 402,500 Class A common stock from SKMA Capital at $0.0016 par value per share and simultaneously issued 402,500 Class B common stocks at $0.0016 par value per share. The issue of Class B common stock was approved at an extraordinary shareholder meeting held on December 12, 2025.

6. Note Receivable

On August 2, 2023, the Company has entered into a loan agreement with an independent third party (“Borrower”), in which, the Company has lent $2,500,000 to the Borrower, with a loan period of 36 months, and at an annualized interest of 6.8%, with the first eight months being interest-free. For the six-month periods ended December 31, 2025 and 2024, the interest income attributed to the Note Receivable were $85,202 and $127,539, respectively. As of December 31, 2025 and June 30, 2025, interest receivable attributed to the Note Receivable of $297,500 and $212,500, respectively were included in the account receivables, net on the consolidated balance sheets.

7. Property and equipment

The Company’s property and equipment at December 31, 2025 and June 30, 2025 consisted of the following:

	Estimated Useful Life	December 31, 2025	June 30, 2025

Motor Vehicle	5 years	$51,741	$51,741
Property and equipment, gross		51,741	51,741
Less accumulated depreciation		(33,895)	(31,619)

Property and equipment, net		$17,846	$20,122

During the six-month periods ended December 31, 2025 and 2024, the depreciation expenses recognized were $2,530 and $5,195 respectively.

F-16

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

8. Lease right-of-use assets and lease liabilities

Operating leases

The Company leases office space in Taren Point, NSW, Australia. The lease commenced July 15, 2018 and ended on July 14, 2023, at which time the Company extended the lease, which commenced on July 15, 2023 and ends on July 14, 2026. The initial monthly lease payments are $25,000 AUD and the monthly payments of the lease extension are $36,667 AUD and are subject to annual escalation rate of 3%.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is the Company’s incremental borrowing rate, estimated to be 3.70%, as the interest rate implicit in most of the Company leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the six-month periods ended December 31, 2025 and 2024, the Company recorded $137,557 and $138,728, respectively, as amortization of operating right of use asset on the consolidated statements of operations and comprehensive loss.

Operating right-of- use assets are summarized below:

	December 31, 2025	June 30, 2025
Office Lease	$836,697	$836,697
Less accumulated amortization	(685,078)	(549,375)
Right-of-use, net	$151,619	$287,322

Operating lease liabilities are summarized below:

	December 31, 2025	June 30, 2025
Office Lease	$153,362	$298,560
Less: current portion	153,362	286,378
Long term portion	$-	$12,182

As of December 31, 2025
Year ending June 30, 2026	$155,605
Total future minimum lease payments	155,605
Less imputed interest	(2,243)
PV of Payments	$153,362

9. Convertible debt

The Company issued secured Series A and Series C convertible notes on September 23, 2025 and November 7, 2025 respectively, for a total value of $65,000,000. These convertible notes bear interest of 6% per year, matures on September 23, 2027 and November 7, 2027, respectively. The notes convert at a conversion rate based on a formula using the share’s market price preceding the conversion date. The convertible notes are secured by digital assets held in two BitGo digital wallets with fair value of $49,150,833.

During the period, ATW had converted $8,575,000 Series A notes and $3,475,000 Series C notes for a total of 8,885,700 Class A common stocks.

Interest on the combined Series A and Series C convertible notes amounted to $514,737 for the six-month period ended December 31, 2025.

10. Commitments and contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2025, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

F-17

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

11.	Income taxes

A reconciliation of the effective tax rate to the statutory rate is shown below:

	December 31, 2025	December 31, 2024

Loss before taxes	$(9,870,235)	$(1,339,691)

Expected income tax credit at statutory rate of 25%	$(2,467,559)	$(334,923)
Increase (decrease) in income taxes resulting from:
Valuation allowance for deferred tax asset	75,228	345,515
IPO related-expenses	75,000	75,000
Interest income from note receivables	(21,301)	(31,875)
Unrealized loss (gain) on investments	1,163,620	(19,420)
Non-tax deductible personnel expenses	27,397	13,615
Non-tax deductible consulting fees	733,653	143,665
Non-tax deductible general and administrative expenses	210,235	115,953
Non-tax deductible finance costs and interest expenses	208,094	-
Other items, net	(4,367)	32,821
Income tax credit	$-	$340,351

The tax effects of temporary differences that gave rise to the deferred tax assets and liabilities are as follows:

	December 31, 2025	June 30, 2025
Deferred tax assets:
Accrued employee benefits	$47,399	$41,582
Unrealized foreign exchange gain (loss)	281	(1,264)
Depreciation	(4,397)	(5,031)
Operating right of use assets and lease liabilities	6,193	5,692
Accumulated tax loss	414,720	347,990
Valuation allowance for deferred tax asset	(464,196)	(388,969)
Net deferred tax asset	$-	$-

As of December 31, 2025 and June 30, 2025, the Company had no material net operating loss or tax credit carry forwards. As of December 31, 2025 and June 30, 2025, the Company had no provision for uncertain tax positions and no provisions for penalties or interest. In addition, the Company does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Company’s effective tax rate. For the six-month periods ended December 31, 2025 and 2024, the change in valuation allowance totaled $75,228 and $345,515, respectively.

12.	Due to Related Party Transactions

The amount due to a related party called Ansa Group Limited (“Ansa”), an entity under common control of the majority shareholder of the Company was $16,441 and $15,283 as of December 31, 2025 and June 30, 2025, respectively. The balance is interest-free and does not have a fixed maturity. The terms are not necessarily indicative of what a third party would agree to.

F-18

GMEX ROBOTICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

13.	Subsequent Event

On September 23, 2025, the Company effected a 1-for-16 reverse stock split of its common stock. On December 16, 2025, as approved and authorized by the shareholders of the Company at the Extraordinary General Meeting of Members held on December 12, 2025, the Board of Directors of the Company approved a share consolidation of the Company’s (i) outstanding Class A ordinary shares at a ratio of 1-for-8, with a post-share consolidation par value of $0.0128 each and (ii) outstanding Class B ordinary share at a ratio of 1-for-2, with a post-share consolidation part value of $0.0032 each, effective on January 8, 2026 (the “Share Consolidation”). These reverse stock splits have been retroactively reflected in the share amounts, per-share data, and equity presentation in these interim financial statements as of and for the six-month period ended December 31, 2025, as they occurred prior to issuance of these statements on April 17, 2026

On March 5, 2026, the Company has completed its redomiciliation from the Cayman Islands to the British Virgin Islands as a BVI business company (the “BVI Company”). The redomiciliation was approved by the shareholders of the Company at the Company’s extraordinary general meeting of shareholders on December 12, 2025.

On March 11, 2026, the Company rebranded its company name from Fitell Corporation to GMEX Robotics. The rebrand reflects a deliberate strategic evolution of the Company’s mission, extending its consumer-first foundation beyond fitness equipment e-commerce into the design and deployment of AI-powered robotics and intelligent consumer technologies.

On March 13, 2026, the Company entered into, and simultaneously consummated the initial closing transactions contemplated by, a Securities Purchase Agreement (the “Purchase Agreement”) with a certain institutional investor (the “Buyer”), pursuant to which the Company agreed to sell, in one or more closings, up to an aggregate original principal amount of $2,000,000 (collectively, the “Series D Notes”), in a private placement pursuant to Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder (the “Private Placement”). Pursuant to the Purchase Agreement, the Company sold to the Buyer at the initial closing an aggregate of $250,000 of Series D Notes (the “Initial Series D Note”) and the Company may sell to the Buyer, subject to certain conditions contained in the Purchase Agreement, up to an additional $1,750,000 of Series D Notes (the “Additional Notes”) as to be mutually agreed between the Company and the Buyer. At any time after the issuance, the Buyer may convert the Initial Series D Note into Class A ordinary shares of the Company (“Ordinary Shares”) at an initial conversion price of $3.00 per share, subject to adjustment as set forth in the Initial Series D Notes (the “Conversion Price”). Interest will be payable monthly under the Series D Notes at a rate of 6.0% per annum. The interest shall be computed on the basis of a 360-day year and shall be payable in arrears on the first calendar day of each calendar month (each, an “Interest Date”). Interest will be payable on each Interest Date in Ordinary Shares (the “Interest Shares”) in an amount equal to the interest payable on such Interest Date divided by the Conversion Price then in effect, so long as there has been no Equity Conditions Failure (as defined in the Notes); provided however, that the Company may, at its option following notice to the Buyer, pay Interest on any Interest Date in cash (the “Cash Interest”) or in a combination of Cash Interest and Interest Shares.

F-19